FRONTIER NUCLEAR AND MINERALS INC.

NOTICE OF

ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON

AUGUST 25, 2026

AND

MANAGEMENT INFORMATION CIRCULAR

DATED: JULY 24, 2026

FRONTIER NUCLEAR AND MINERALS INC.
360 Main Street, 30th Floor
Winnipeg, Manitoba R3C 4G1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of Frontier Nuclear and Minerals Inc. (the "Company") will be held virtually, through Zoom videoconference at the following link: https://us06web.zoom.us/j/82187398512?pwd=k0ukjFwrxvsaZ9bJXDJzD0ybdaYVM1.1 (Meeting ID: 821 8739 8512 Passcode: 111) on Tuesday, August 25, 2026, at 12:00 p.m. (Toronto Time) subject to any adjournments or postponements thereof, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended June 30, 2025, together with the reports of the auditor thereon (the "Financial Statements");

2. to fix the number of directors of the Company at six;

3. to elect directors to the board of directors of the Company (the "Board") for the ensuing year;

4. to re-appoint the Company's auditor, De Visser Gray LLP, for the fiscal year ending June 2026 and to authorize the directors to fix their remuneration;

5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice of meeting (the "Notice") is accompanied by: (a) the Circular; and (b) either a form of proxy for registered holders of common shares in the capital of the Company ("Shareholders") or a voting instruction form ("VIF") for beneficial Shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

The Board has fixed the close of business on July 16, 2026, as the record date (the "Record Date") for the determination of the Shareholders entitled to notice of, and to vote at, the Meeting, and any adjournment(s) or postponement(s) thereof. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at their discretion. The Chairman is under no obligation to accept or reject any late proxy. Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a VIF.

A Shareholder may attend the Meeting via videoconference or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof by videoconference are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be received by Endeavor Trust Corporation ("Endeavor") by no later than 12:00 p.m. (Toronto Time) on August 21, 2026, or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed meeting.

The above time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

IMPORTANT

All Shareholders must vote by submitting their completed form of proxy (or VIF) prior to the Meeting by one of the means described in the Circular accompanying this Notice.

The accompanying Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Company and its financial statements are also available on the Company's profile on www.sec.gov.

Dated this 24th day of July 2026.

BY ORDER OF THE BOARD

/s/ "Nachum Labkowski"
Nachum Labkowski
Chairman of the Board

FRONTIER NUCLEAR AND MINERALS INC.
360 MAIN STREET, 30TH FLOOR
WINNIPEG, MANITOBA R3C 4G1

MANAGEMENT INFORMATION CIRCULAR

(CONTAINING INFORMATION AS OF JULY 24, 2026, UNLESS INDICATED OTHERWISE)

SOLICITATION OF PROXIES

This management information circular (the "Circular") and the accompanying form of proxy (the "Proxy") or voting instruction form ("VIFs") are furnished to you in connection with the solicitation of proxies by the management of Frontier Nuclear and Minerals Inc. ("Management") to be used at the annual general meeting of the holders of common shares (the "Shares", and the holders of Shares, the "Shareholders") in the capital of Frontier Nuclear and Minerals Inc. (the "Company" or "Frontier"), scheduled to be held on Tuesday, August 25, 2026 at 12:00 p.m. (Toronto Time) by Zoom videoconference at the following link: https://us06web.zoom.us/j/82187398512?pwd=k0ukjFwrxvsaZ9bJXDJzD0ybdaYVM1.1 (Meeting ID: 821 8739 8512 Passcode: 111) (the "Meeting") and at any and all adjournments or postponements thereof. If the Meeting is adjourned or re-scheduled, this Circular is furnished in respect of the solicitation of proxies for such adjourned or rescheduled meeting. The contents and the sending of this Circular have been approved by the board of directors of the Company (the "Board"). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. All references to the Company shall include its subsidiaries as the context may require.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone or email.

GENERAL PROXY INFORMATION

Voting Process

Shareholders may exercise their voting rights only (i) by attending the Meeting virtually and voting at the Meeting, or (ii) by completing and submitting the accompanying Proxy in accordance with the instructions set out below and in the Proxy. Shareholders are strongly encouraged to vote before the Meeting by submitting their duly completed Proxy as soon as possible before the Meeting to ensure that their votes are counted.

If you are unable to attend the Meeting virtually, kindly complete, date and sign the Proxy and return it to Endeavor Trust Corporation ("Endeavor") by facsimile at 1-604-559-8908, by email to proxy@endeavortrust.com, online at www.eproxy.ca,. or by mail to Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4, no later than 12:00 p.m. (Toronto Time) on August 21, 2026, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used ("Proxy Deadline").

Solicitation of Proxies

The solicitation of proxies will be primarily by mail and email, but proxies may be solicited personally, by telephone by Management or by any other means deemed necessary. The Company will bear the cost of this solicitation.

Appointment of Proxyholder

The individuals named in the accompanying Proxy are Frank Wheatley, the Company's Chief Executive Officer, and Nachum Labkowski, Chairman of the Company (collectively, the "Management Designates"). If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person other than either of the Management Designates, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the full legal name of that other person in the blank space provided in the Proxy, and dating and submitting the Proxy.

If the Shares are not registered in your name and you wish to attend and vote virtually at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your intermediary and submit the legal proxy to Endeavor prior to the Proxy Deadline. See the discussion under the heading "Beneficial Shareholders" of this Circular.

If you appoint a proxyholder other than the Management Designates, please make sure they are aware of such appointment and ensure they will attend the Meeting virtually in order for your vote to count.

If your Shares are registered in more than one name, all registered persons should sign the Proxy. If your Shares are registered in a company's or other entity's name or any name other than your own, you may be required to provide documents proving your authorization to sign the Proxy for that company, entity or name.

Voting by Proxyholder

On the Proxy, a Shareholder has two choices: (a) the Shareholder can indicate how such shareholder wants his, her or its proxyholder to vote such holder's Shares; or (b) the Shareholder can let his, her or its proxyholder decide how to vote the holder's Shares.

The person named in the duly completed, dated and signed Proxy will vote for or against, or will withhold from voting, the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

If you appoint the Management Designates as proxyholders, who are representatives of Management, and you do not specify how they should vote your Shares in respect of a particular matter, then your Shares will be voted in favour of the matters set out therein.

If you appoint a proxyholder other than the Management Designates named on the Proxy and you do not specify how they should vote your Shares in respect of a particular matter, then your proxyholder may vote your Shares as he or she sees fit.

The Proxy confers discretionary authority on the proxyholders with respect to amendments or variations of the matters identified in the Notice or other matters which may properly come before the Meeting. We are not currently aware of any such amendment, variation or other business that may come before the Meeting. If, however, such amendments, variations or other matters do properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by the Proxy will be voted at the discretion of the proxyholder.

Revocation of Proxies

A Shareholder who gave a duly completed, dated and signed form of proxy may revoke it by:

(i) executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Shareholder or the Shareholder's authorized attorney in writing, or, if the Shareholder is not an individual, under its seal (if applicable) by an officer or attorney duly authorized, and, in each case, by delivering the form of proxy bearing a later date to Endeavor Trust by mail to Endeavor Trust, 702-777 Hornby Street, Vancouver, BC, V6Z 1S4 or by email to proxy@endeavortrust.com prior to 12:00 p.m. (Toronto Time) on August 21, 2026 or, if the Meeting is adjourned or postponed, no later than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays) prior to the beginning of any reconvened Meeting; or

(ii) attending the Meeting virtually and voting the Shareholder's Shares.

Shareholders should note that, if they participate and vote on any matter at the Meeting, they will revoke any previously submitted form of proxy.

A revocation of any form of proxy will not affect a matter on which a vote is taken before the revocation.

When will the resolutions adopted at the Meeting be effective?

All the resolutions in respect of the matters to be acted upon at the Meeting shall be effective immediately upon the receipt of the requisite number of votes FOR.

Who is entitled to vote at the Meeting?

Persons registered as Shareholders of record at the close of business on July 16, 2026, in the Company's Central Security Register maintained by its registrar and transfer agent, Endeavor Trust, or duly appointed proxyholders of registered Shareholders are the only ones who will be recognized, make motions or vote at the Meeting. In addition, any transferee of such a Shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that their name be included in the list of Shareholders will be entitled to vote at the Meeting.

What is quorum for the Meeting?

Under the Company's by-laws, a quorum of shareholders is present at the Meeting for the transaction of business if the holders of not less than 30% of the Shares are present or represented by proxy, irrespective of the number of persons actually present at the Meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented at the meeting, subject to the approval of the chair of the meeting, may adjourn the meeting to a fixed time and place and those present at the adjourned meeting shall constitute quorum provided that at least two shareholders representing in the aggregate not less than five (5%) percent of the shares entitled to vote at the adjourned meeting are present at the adjourned meeting.

Shareholders and proxyholders will be counted for the purposes of determining quorum only if they are present (in person or virtually) at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Shares in their own name.

In many cases, Shares are held by brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries or in the name of a clearing agency (such as The Depository Trust Company) in which they are a participant (collectively, "Intermediaries") for the benefit of a beneficial owner (a "Beneficial Shareholder"). The Intermediaries are required under applicable law to forward the Notice and Circular, together with either a Proxy or VIF to each Beneficial Shareholder holding Shares as of the record date of July 16, 2026. The Company will reimburse the Intermediaries for reasonable fees and disbursements incurred by them in sending such materials to Beneficial Shareholders. Without specific instructions, Intermediaries are prohibited from voting shares on behalf of the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Company. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications ("Broadridge") in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to Beneficial Shareholders and asks them carefully to follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Only registered shareholders and duly appointed proxyholders may attend and vote at the Meeting. If you are a Beneficial Shareholder and you wish to attend and vote virtually at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your Intermediary and submit the legal proxy to Endeavor prior to the Proxy Deadline. A brokerage statement or the VIF you received from your Intermediary will not allow you to vote virtually at the Meeting. In order to obtain a valid legal proxy, you should follow the instructions from your Intermediary included with the VIF you received from your Intermediary or, if you did not receive a VIF, contact your Intermediary to request a legal proxy. You can submit your legal proxy by mail or by courier or by email to: Endeavor Trust, 702-777 Hornby Street, Vancouver, BC, V6Z 1S4 (if by mail or by courier) or proxy@endeavortrust.com (if by email), and in all cases, it must be labelled as "Legal Proxy" and received no later than the Proxy Deadline. As it can take some time to request and receive a legal proxy and to submit it to Endeavor after you have received it, you will need to act quickly.

Beneficial Shareholders with any questions respecting the voting of Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate laws of the province of Manitoba, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of Manitoba, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Corporations Act (Manitoba) (the "MCA"), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

FORWARD LOOKING INFORMATION

This Circular contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  our plans, goals and strategies, including our nuclear fuel cycle strategy;

  expectations regarding revenue, expenses and operations;

  expectations regarding demand for, and price of, uranium and other critical minerals;

  our having sufficient working capital and being able to secure additional funding necessary for the continued exploration and development of our property interests;

  expectations regarding the potential mineralization, geological merit and economic feasibility of our projects, including the Engo Valley Uranium Project and the Pine Ridge Uranium Project;

  expectations regarding exploration and drilling results at any of our projects;

  mineral exploration and development program cost estimates;

  expectations regarding our investments in the nuclear fuel cycle, including in Kadmos Energy Services LLC and Ubaryon Pty. Ltd.;

  expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

  receipt and timing of exploration and development permits and other third-party approvals;

  government regulation of uranium and mineral exploration and development operations; and

  key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This Circular also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this Circular relate only to events or information as of the date on which the statements are made in this Circular. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this Circular, whether as a result of new information, future events or otherwise.

Unless otherwise stated, the information given in this Circular is given as of July 24, 2026.

SHARES AND PRINCIPAL HOLDERS OF SHARES

Shares and Voting Rights

Frontier is currently authorized to issue an unlimited number of Shares. Each holder of the Shares is entitled to one vote at the Meeting for each Share held. For more detailed information regarding the share capital of Frontier, please see our annual report on Form 20-F for the fiscal year ended June 30, 2025 (the "Annual Report") which is available on Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") at www.sec.gov. In particular, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the Annual Report. Shareholders may request copies of the Annual Report and the exhibits attached thereto, free of charge by contacting the Chief Executive Officer of the Company by email at fw@frontiernuclear.com or by telephone at 204-815-5806.

As at the close of business on July 16, 2026 (the "Record Date"), there were 35,899,046 Shares issued and outstanding.

Only shareholders of record at the close of business on July 16, 2026, will be entitled to receive notice of the Meeting or any adjournment thereof. Shareholders of record on such date are entitled to vote at the Meeting, as is any transferee of such a shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that they be his name be included in the list of Shareholders entitled to vote at the Meeting. Only such Shareholders, who either attend the Meeting personally or who duly complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Shares voted at the Meeting or at any adjournments or postponements thereof.

Principal Holders of Shares

To the knowledge of the Management, as of the close of business on July 16, 2026, no person beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all the issued and outstanding Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Proposal 1. - Financial Statements

The Company's audited consolidated financial statements for the year ended June 30, 2025 (the "Annual Financial Statements"), together with the report of the auditors thereon, are available under the Company's profile on EDGAR. At the Meeting, the Company will submit to the shareholders the Annual Financial Statements and the report of the auditors thereon. No formal action will be taken at the Meeting to approve the Annual Financial Statements.

Proposal 2. - Number of Directors

At the Meeting, the Shareholders will be asked to consider and, if thought fit, to approve an ordinary resolution (the "Number of Directors Resolution") to fix the number of directors of the Company at six (6) for the ensuing year, subject to any increases permitted by the MCA or the Company's articles.

Unless otherwise directed, it is the intention of the persons designated in the accompanying Proxy to vote IN FAVOUR of the Number of Directors Resolution to be elected at the Meeting as set out above.

Proposal 3. - Election of Directors

At the Meeting, Shareholders will be asked to re-elect all six current directors (the "Proposed Nominees") whose term of office will expire at the conclusion of the Meeting. The directors of the Company are elected annually and hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed. Management of the Company proposes to nominate the persons set forth in the table below for election by Shareholders as directors of the Company, to serve from the date of the meeting at which he or she is elected until the next annual meeting of Shareholders, or until his or her successor is elected or appointed. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets forth the names and jurisdictions of residence of the persons nominated by management for election as directors of the Company, any offices they currently hold within the Company, their principal occupations or employment (for the past five years), the length of time they have served as directors of the Company and the approximate number of Shares which each nominee director beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and Principal Occupation, Business or Employment during the past five years(4)	Period as a Director of the Company	Number of Shares beneficially owned, directly or indirectly or over which direction or control is exercised(5)
Nachum Labkowski(2) & (3) New York, United States Director and Chairman,	Chief Executive Officer and principal investor in Halevi Enterprises.	Since November 28, 2018	1,721,916
Shlomo Kievman(2) Florida, United States Director	Principal of Crown Equities from January 2014 to present.	Since January 17, 2023	968,628(6)
Jack Wortzman(1) & (3) Ontario, Canada Director	Retired industrial and manufacturing engineer. Mr. Wortzman presently sits on the board of several public issuers.	Since May 8, 2025	Nil
Joshua Girnun(1) New York, United States Director	Co-Founder and Managing Partner of Ridge Metals Group, a New York-based metals and mining investment firm. Previously co-founded a global subject matter expert team at JP Morgan Chase.	Since July 15, 2026	Nil
Peretz Schapiro(2) & (3) Florida, United States Director	Global investor with a focus in the resources sector. Managing Director of Charidy Australia from April 2016 to present; founding Chairman of Loyal Lithium Ltd. and Summit Minerals Ltd.; former Interim Chief Operating Officer of the Company from January 31, 2023 to January 30, 2024.	Since July 15, 2026	1,538(7)
Donal Carroll(1) Ontario, Canada Director	Chief Financial Officer of Quantum BioPharma Ltd. Corporate Controller with Cardinal Meats from October 2013 to July 2017; Controller with Videojet Technologies from February 2008 to October 2013; Accounting Supervisor with Alberto Culver from June 2005 to January 2008. CPA-CMA.	Since July 16, 2026	Nil

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Information furnished by the respective Proposed Nominees

(5) Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly are as of the date hereof. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company. Information in the table above is derived from information furnished by the respective Proposed Nominees.

(6) Includes 1,538 Shares directly owned by Mr. Kievman, as well as the following Shares, beneficially owned by Mr. Kievman: (i) 966,998 Shares held by CV3 Group LLC, a Delaware limited liability company, which is 100% owned by Mr. Kievman, (ii) 46 Shares held by IBH Capital LLC a Delaware limited liability company, which is 100% owned by Mr. Kievman, and (iii) 46 Shares held by Siri Funding LLC, a Delaware limited liability company, which is 100% owned by Mr. Kievman.

(7) Includes 769 Shares directly owned by Mr. Schapiro, as well as 769 Shares held by Saphires Holdings PTY Ltd. <Saphires Holdings Family A/C>, an Australian company, which is 100% owned by Mr. Schapiro.

At the Meeting, Shareholders will be entitled to cast their votes for, or withhold their votes from, the election of each nominee. Unless the Shareholder directs that their Shares are to be withheld from voting in respect of any particular nominee(s), the persons named in the Proxy intend to vote FOR the election of each of the six nominees as directors of the Company.

The Board recommends that Shareholders vote FOR the election of the above nominees as directors. It is anticipated that all proxies received will be voted in favour of the election of the nominees whose names are set forth above unless a proxy contains instructions to withhold from voting.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Other than as set out below, there are no family relationships among any of the Proposed Nominees or between any Proposed Nominee and any executive officer of the Company. Nachum Labkowski and Peretz Shapiro are brothers-in-law.

Director Qualifications - General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

Qualifications for all Directors

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee's judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Biographies of Proposed Nominees

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of the Proposed Nominees:

Nachum Labkowski. Mr. Labkowski has served as a member of the Board since November of 2018 and is the Chairman of the Board. Mr. Labkowski is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski's unique approach to investing has provided significant returns from those companies he has invested in to date.

Shlomo Kievman. Mr. Kievman is an experienced director bringing his extensive experience as a leader in the procurement of ideas and concepts which exemplify American innovation. Mr. Kievman, who has managed and founded several ventures and businesses over the past two decades, has an in-depth understanding and operational capacity for planning and analysis, business plan development, forecasting, financial analysis, and capital commitment planning, as well as competitive analysis and bench marking, providing the tools required to succeed. His work in public and private sectors in the USA and abroad has included business development, financial modeling, action planning, and conceptual design. Mr. Kievman graduated university with honors with a BA in Liberal Arts. He is the principal of Crown Equities, an investment firm transforming the global resources sector, leading several global organizations.

Jack Wortzman. Mr. Wortzman played an integral role within the Final Engineering components of the Industrial and manufacturing Engineer department of the Oakville Assembly Plant of Ford of Canada for a period of eighteen years. His achievement was the installation of robotic projects and efficiencies which resulted in savings in manpower reductions and higher quality product. He was also instrumental in designing and implementing a method for the distribution of daily workload and task costs in the installation and service of HVAC at Enbridge and Direct Energy for twelve years. He holds a degree at Ryerson University in Cost Accounting. Mr. Wortzman presently sits on the board of several public issuers.

Joshua Girnun. Mr. Girnun is Co-Founder and Managing Partner of Ridge Metals Group, a New York-based metals and mining investment firm specializing in battery metals, precious metals, and critical minerals. Prior to co-founding Ridge Metals Group, Mr. Girnun co-founded a global subject matter expert team at JP Morgan Chase, covering metals and mining opportunities across multiple geographies and commodity classes. Mr. Girnun holds a Master of Science in Metals and Energy Finance from Imperial College London, a Master of Science in Geosciences from the Hebrew University of Jerusalem and a Bachelor of Science (Honours) degree in Geology from the University of the Witwatersrand.

Peretz Schapiro. Mr. Schapiro holds a Master's degree in Applied Finance and has been a global investor for more than a decade, with a particular focus in the resources sector. He understands the fundamental parameters, strategic drivers, market requirements and what it takes for a high growth business. Mr. Schapiro has a diverse professional background, with deep experience in resource exploration, corporate finance, management consulting, marketing and fundraising. Mr. Schapiro is also the founding Chairman of Loyal Lithium Ltd (ASX:LLI) and founding Chairman of Summit Minerals (ASX:SUM), and has previously held directorships at Asra Minerals Limited (ASX:ASR) and Okapi Resources (ASX:OKR). Mr. Schapiro previously also served as the Company's interim Chief Operating Officer, a position from which he resigned on January 30, 2024.

Donal Carroll. Mr. Carroll brings over 20 years of corporate finance leadership and public company experience, as well as experience in syndicate investing in both equity and debt securities. Mr. Carroll is currently the Chief Financial Officer of Quantum BioPharma Ltd. From June 2005 to January 2008, Mr. Carroll served as an Accounting Supervisor with Alberto Culver (now Unilever (NYSE: UL)). From February 2008 to October 2013, he served as Controller with Videojet Technologies. From October 2013 to July 2017, Mr. Carroll served as a Corporate Controller with Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions, and the implementation of new internal controls and ERP systems. Mr. Carroll holds a CPA-CMA designation and a Bachelor of Commerce degree from University College Dublin.

Cease Trade Orders, Bankruptcy, Penalties and Sanctions

Other than as disclosed below, to the knowledge of the Management, no Proposed Nominee (or any holding company thereof) is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an "Order") that was issued while the Proposed Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the Proposed Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Management, no Proposed Nominee (or any holding company thereof), (a) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Management, no Proposed Nominee (or any holding company thereof) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a Proposed Nominee.

Mr. Wortzman was a director of Rio Verde Industries Inc. ("Rio Verde") when on April 11, 2023, the British Columbia Securities Commission (the "BCSC") issued a cease trade order (the "Rio Verde CTO") against Rio Verde, for failure to file its interim financial statements and related management's discussion and analysis for the interim period ended January 31, 2023, and corresponding certifications of the foregoing within the time prescribed under National Instrument 51-102 - Continuous Disclosure Obligations. Mr. Wortzman was a director of Rio Verde at the time of the Rio Verde CTO. The Rio Verde CTO was revoked on February 20, 2024.

Mr. Carroll is a director and the Chief Financial Officer of Street Capital Inc. ("Street Capital"). Mr. Carroll was a director and the Chief Financial Officer of Street Capital when, on May 7, 2025, the Ontario Securities Commission (the "OSC") issued a cease trade order (the "Street Capital CTO") against Street Capital, for failure to file its audited annual financial statements, related management's discussion and analysis and corresponding certifications for the financial year ended December 31, 2024 within the time prescribed under National Instrument 51-102 - Continuous Disclosure Obligations. As at the date of this Circular, the Street Capital CTO remains in effect.

Proposal 4. - Re-Appointment and Remuneration of Auditor

De Visser Gray LLP, Chartered Professional Accountants ("De Visser Gray"), is the current auditor of the Company and has held this position since May 2021, when it was first retained to audit the Company's financial statements in accordance with the requirements of the Public Company Accounting Oversight Board in contemplation of the Company becoming listed on NASDAQ. At the Meeting, Shareholders will be asked to vote for the re-appointment of De Visser Gray, as the Company's auditor, to hold office until the next annual general meeting of the Shareholders, at a remuneration to be fixed by the Audit Committee. Approval of the re-appointment of the auditor will require a majority of the votes cast in respect thereof by Shareholders present in person or by Proxy at the Meeting.

In the absence of a contrary instruction, the person(s) designated by Management in the Proxy intend to vote FOR the re-appointment of De Visser Gray as the auditor of the Company until the earlier of the close of the next annual general meeting of Shareholders or its removal by the Company, at a remuneration to be fixed by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer Compensation

This discussion describes the Company's compensation scheme for each person who acted as Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, and the next most highly compensated executive officer (or next most highly compensated individual acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended June 30, 2025 (each a "Named Executive Officer" or "NEO"). This section will address the Company's executive compensation philosophy and objectives and provide a review of the process the Board intends to undertake in deciding how to compensate the Company's Named Executive Officers.

The Named Executive Officers during the financial year ended June 30, 2025, consisted of:

1. Frank Wheatley, CEO;

2. Kyle Nazareth, CFO;

3. Brian Youngs, Vice President, Exploration.

Employment, Consulting, and Management Agreements

The Company entered into an executive employment agreement with Frank Wheatley, effective July 14, 2023. The employment agreement can be terminated by the Company without cause upon the payment of between three and twelve months of base salary depending on when such termination occurs.

The Company has also entered into a consulting agreement with Brian Youngs (the "Youngs Agreement"). The Youngs Agreement can be terminated by the Company without cause upon the payment of ninety days' service fees in lieu of such notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers, including our Chief Executive Officer, Frank Wheatley, have agreed to be bound by non-solicitation restrictions set forth in their agreements.

Although as independent contractors, certain of the Company's executive officers are involved in other business activities. The Company expects that as the Company's business operations ramp up its executive officers will devote substantially all of their time to its business operations.

The Company has also entered into indemnification agreements with its directors and executive officers, pursuant to which the Company has agreed to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation Discussion and Analysis

The following provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to the Company's NEOs, to the extent that it has been determined.

Oversight and Description of NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the objectives and processes of the Company's executive compensation program and to discuss the decision-making process relating to compensation.

The primary objective of the Company's executive compensation program is to recruit, retain and motivate top quality individuals at the executive level. The program is designed (a) to assist the Company in reaching its potential by achieving long term goals and success and (b) to encourage and reward its NEOs in connection with the ongoing development of the Company and its operations.

The Board believes that executive compensation should be fair and reasonable and be determined, in part, based on industry standard for similar positions in other comparable issuers. Compensation paid to the NEOs is determined on the basis set forth in the above paragraph and is paid to the NEOs in order to motivate and reward their performance. Grants of options to purchase Shares ("Options") to NEOs are entirely at the discretion of the Board, with reference to the same factors set forth above that inform decisions with respect to base salary. Previous Option grants are taken into account when considering new grants. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance.

The Company generally endorses the concept that executive compensation should meet the following objectives:

  to align the interests of executive officers with the short and long-term interests of Shareholders;
  to link executive compensation to the performance of the Company and individual; and
  to compensate executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating, retaining, and inspiring individuals with exceptional skills.

Compensation of the NEO in the financial year ended June 30, 2025 was made up of the following elements: (i) base salary or consulting fees, and (ii) Options granted on a discretionary basis by the Board, as set out above and in accordance with the purposes of the Stock Option Plan referred to under the heading "Incentive Plan Awards" below. The Company has no pension or group benefits plans and does not offer its NEOs any other perquisites or personal benefits. Other than otherwise described in this Circular, neither the Board nor the Compensation Committee have considered the implications of the risks associated with the company's compensation policies and practices

Summary Compensation Table

The following table sets forth for the years ended June 30, 2025 and June 30, 2024, information concerning the total compensation paid to the Company's NEOs and Directors.

Name and principal position	Year	Salary (US$)(1)	Share Based Awards (US$)	Option Based Awards (US$)	Non-equity incentive plan compensation (US$)	Pension Value (US$)	All other compensation (US$)	Total Compensation (US$)
Frank Wheatley Chief Executive Officer	2025 2024 2023	250,824 246,480 Nil	134,270 Nil Nil	61,986 266,461 Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	497,081 512,941 Nil
Kyle Nazareth(2) Chief Financial Officer	2025 2024 2023	84,205 Nil Nil	Nil Nil Nil	Nil Nil Nil	20,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	104,205 Nil Nil
Brian Youngs Vice President, Exploration	2025 2024 2023	85,997 84,865 89,572	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	85,997 84,865 89,572

Notes:

(1) Salary/consulting fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

(2) Kyle Nazareth was not a Named Executive Officer of the Company during the financial year ended June 30, 2024, and accordingly no compensation is reported for him for that year.

Incentive Plan Awards

On May 1, 2019, the Company's stock option plan was established, and it was subsequently amended and restated on October 26, 2021 (as amended and restated, the "Stock Option Plan"). The purpose of the Stock Option Plan is to grant Options to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. On September 7, 2022, the Stock Option Plan was purported to be further amended and restated (the "Purported 2022 Stock Option Plan") at a meeting of the Board to add the cashless exercise of Options under the Purported 2022 Stock Option Plan. On May 17, 2023, the Board determined that the September 7, 2022, meeting was neither properly called nor held and accordingly the Purported 2022 Stock Option Plan, including the cashless exercise feature, was never adopted and the Stock Option Plan remained the stock option plan in effect prior to the September 7, 2022, meeting. In addition, on May 17, 2023, the Board determined that in the event that is determined by a court of competent jurisdiction in a final, non-appealable judgement that the Purported 2022 Stock Option Plan were validly approved, the Board approved the removal of the cashless exercise feature from the Purported 2022 Stock Option Plan and reverted back to the Stock Option Plan. The aggregate number of Shares that may be reserved for issuance pursuant to Options under the Stock Option Plan shall not exceed a "rolling" maximum equal to 10% of the issued and outstanding Shares from time to time. As of the date of this Circular, 3,589,905 of the Shares are reserved for issuance under the Stock Option Plan, and 1,583,441 of the Shares are currently potentially issuable upon the exercise of outstanding Options at an exercise price between US$3.08 and US$5.00 per share.

Options give the option holder the right to acquire from us a designated number of Shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Outstanding share-based awards and option-based awards

During the Company's financial year ended June 30, 2025, no share-based awards or option-based awards were issued or granted to the NEOs of the Company.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Frank Wheatley	US$61,986	US$134,270	US$196,256
Kyle Nazareth	Nil	Nil	Nil
Brian Youngs	Nil	Nil	Nil

Director Compensation

During the financial year ending June 30, 2025, Directors were compensated for their participation on the Board as set out forth in the table below:

Director Compensation Table(1)
Name	Fees Earned (US$)	Share Based Awards (US$)	Option Based Awards (US$)	Non-incentive plan compensation (US$)	Value of all other compensation (US$)	Total (US$)
Peretz Schapiro	42,000	7,017	Nil	100,000	96,000	245,017
Nachum Labkowski	78,000	35,083	Nil	200,000	Nil	313,083
Kathleen Skerrett	42,000	7,017	Nil	20,000	Nil	69,017
Brian Imrie	36,000	7,017	Nil	20,000	Nil	63,017
Shlomo Kievman	36,000	7,017	Nil	20,000	Nil	63,017
Jack Wortzman	4,000	Nil	Nil	Nil	Nil	4,000

Note:

(1) Directors' fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed financial year.

Plan Category	Number of Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options ($)	Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in the first column)
Equity Compensation Plans approved by securityholders	66,137	$5.00	118,996
Equity Compensation Plans not approved by securityholders	Nil	Nil	Nil
Total	66,137	$5.00	118,996

AUDIT COMMITTEE

The overall purpose of the audit committee (the "Audit Committee") of the Company is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosure, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee's responsibilities in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, review of the Company's public disclosure documents that contain financial information, oversight of the work and review of the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. A copy of the charter of the Audit Committee is set forth in Schedule "A" to this Circular.

Audit Committee Composition

Following the reconstitution of the Audit Committee by resolution of the Board dated July 16 2026, the members of the Audit Committee are:

Name	Independent	Financial Literacy
Donal Carroll (Chair)	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)
Jack Wortzman	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)
Joshua Girnun	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)

Notes:

(1) As defined by National Instrument 52-110 - Audit Committees ("NI 52-110") and by Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules.

(2) As defined by NI 52-110

(3) As defined by Item 407(d)(5) of Regulation S-K.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance but does have informal meetings where such persons have not been present. To facilitate open and candid discussion among the independent directors, the independent directors may hold in camera sessions at Board meetings. The independent directors may in future consider holding regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Currently, the Board is satisfied that it exercises its responsibilities for independent oversight of management. The ability to establish ad hoc committees comprised of a majority of independent directors provides the Board with the ability to meet independently of management whenever deemed necessary or appropriate and the chair of each such ad hoc committee provides leadership for such committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Relevant Education and Experience

All of the members of the Audit Committee have been either directly involved in the preparation of the financial statements, filing of the quarterly and annual financial statements, dealing with the auditors, or as a member of the Audit Committee. All members have the ability to read, analyze, and understand the complexities surrounding the issuance of financial statements. The following sets out the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

Donal Carroll. Mr. Carroll brings over 20 years of corporate finance leadership and public company experience. He is currently the Chief Financial Officer of Quantum BioPharma Ltd. and previously served as Corporate Controller with Cardinal Meats, Controller with Videojet Technologies and Accounting Supervisor with Alberto Culver. Mr. Carroll holds a CPA-CMA designation and a Bachelor of Commerce degree from University College Dublin.

Jack Wortzman. Mr. Wortzman holds a degree in Cost Accounting from Ryerson University and has extensive experience as an industrial and manufacturing engineer, and presently sits on the board of several public issuers.

Joshua Girnun. Mr. Girnun holds a Master of Science in Metals and Energy Finance from Imperial College London and a Master of Science in Geosciences from the Hebrew University of Jerusalem. He is Co-Founder and Managing Partner of Ridge Metals Group and previously co-founded a global subject matter expert team at JP Morgan Chase.

Reliance on Certain Exemptions

In accordance with Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

Annual Shareholder Meeting - Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

Compensation Committee Composition - Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Executive Sessions - Rule 5605(b)(2)

The Company's independent directors may not have regularly scheduled meetings at which only independent directors are present.

Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders' approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company's total outstanding Shares (or securities exercisable for the Company's Shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

Shareholder Approval for Equity Compensation - Nasdaq Rule 5635(c)

The Company will not seek shareholders' approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in the last two financial years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2025	$50,000	$12,500	NIL	$20,000	$82,500
2024	$41,000	$10,000	NIL	$31,500	$82,500

COMPENSATION COMMITTEE

The Compensation Committee consists of Nachum Labkowski, Shlomo Kievman, and Peretz Schapiro. Nachum Labkowski serves as chairman of the Compensation Committee. The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. All of the members of the Compensation Committee are independent. The Company's compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive's level of responsibility.

At this time, the Board has not established any specific performance criteria or goals. While the determination of the compensation of NEOs is subjective, the directors of the Company as a whole, considered among other things, (i) the position held, including the roles and responsibilities of the NEOs; and (ii) the individual experience and skills of, and expected contributions from the NEOs.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting and retaining experienced personnel. In general, a NEO's compensation is comprised of salary, wages or contractor payments and stock option grants.

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee's performance and the adequacy of its charter.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee (the "Nominating and Corporate Governance Committee") consists of Jack Wortzman, Nachum Labkowski, and Peretz Schapiro. Jack Wortzman serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the Board by reviewing nominees for election to the board submitted by shareholders and recommending to the Board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the Board; (ii) advising the Board with respect to Board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee's methods for identifying candidates for election to the Board will include the solicitation of ideas for possible candidates from a number of sources - members of the Company's Board, our executives, individuals personally known to the members of the Board, and other research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate's judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate's experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate's ability to contribute to the effective management of the Company, taking into account the needs of our company and such factors as the individual's experience, perspective, skills and knowledge of the industry in which the Company operates.

STATEMENT OF CORPORATE GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure pf Corporate Governance Practices ("NI 58-101") have set out best practice guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. Below is a description of the Company's corporate governance practices in relation to the Guidelines.

Board

For the purposes of NI 58-101, a director is considered "independent" if he/she/it does not have any direct or indirect material relationship with the Company. A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgement. The Board is currently comprised of six members, four of whom the Board has determined are "independent directors" within the meaning of NI 58-101.

Currently, of the Company's six directors, all other than Nachum Labkowski (being the Chair of the Board), and Peretz Schapiro (being Mr. Labkowski brothers-in-law) are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Company. The basis for this determination is that, since the date of incorporation of the Company, other than within an interim basis, none of the independent directors have worked for the Company, received remuneration from the Company or had material contracts with or material interests in the Company which could interfere with their ability to act with a view to the best interests of the Company.

The Board has implemented processes to ensure it is able to function independently of Management. To enhance its ability to act independent of Management, the Board may meet in the absence of members of Management and the non-independent directors may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. Such meetings of the independent directors occur on an ad hoc basis, as and when required. The independent members of the Board have not had a meeting at which non-independent directors and members of management are not in attendance. The Chair of the Board is not an independent director and the Board has not appointed a lead director.

Board Mandate

The Board does not have a written mandate. However, the Board is responsible for the stewardship of the Company and for supervising the management of its business and affairs. While Management is responsible for the day-to-day conduct of the Company's business, in carrying out its supervisory responsibilities, the Board will oversee the development, adoption and implementation of the Company's strategies and plans.

The Board's responsibilities, either directly or through committees of the Board, include: (a) adopting a strategic planning process and approving a strategic plan; (b) identifying the Company's principal risks and ensuring the implementation of appropriate systems to manage these risks; (c) ensuring appropriate succession planning, including appointing, training and monitoring senior Management; (d) developing a communications policy for the Company; (e) monitoring and ensuring the integrity of the Company's internal control and management information systems; (f) ensuring appropriate standards of corporate conduct, including adopting and monitoring compliance of a code of business conduct and ethics; (g) reviewing and approving material transactions not in the ordinary course of business; (h) reviewing and approving compensation and/or changes in senior Management; (i) developing appropriate, applicable corporate governance principles and guidelines; (j) reviewing annually the contribution of the Board as a whole, the committees of the Board and each of the directors; and (k) reviewing and approving the financial statements, annual capital budget and any material changes to the operating budget.

Position Descriptions

Given the small size of the Company's infrastructure and the existence of formal charters governing each of the committees of the Board, the Board does not feel that it is necessary at this time to formalize position descriptions for the CEO, Chairperson of the Board or the Chair of each such committee in order to delineate their respective responsibilities. Accordingly, these roles are delineated on the basis of customary practice.

Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new Board members, sufficient information (such as recent financial statements, prospectuses, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new Board member to ensure that new directors are familiarized with the Company's business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with Management on a regular basis. The Company also encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company.

Ethical Business Conduct

The Board does not take any formal measures to encourage and promote a culture of ethical business conduct but does rely upon the selection of persons as directors, officers and employees who they consider to meet the highest ethical standards.

The Board itself must comply with the conflict of interest provisions of the MCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has established the nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), which is responsible for the appointment and assessment of directors. The members of the Nominating and Corporate Governance Committee are Jack Wortzman (Chair), Nachum Labkowski and Peretz Schapiro. While there are no specific criteria for Board membership, the Company attempts to attract and maintain directors with business knowledge and a particular knowledge of uranium and critical minerals exploration and development, the nuclear cycle or other areas (such as finance) which provide knowledge which would assist in guiding the officers of the Company. As such, nominations tend to be the result of recruitment efforts by management and discussions among the directors prior to the consideration of the Nominating and Corporate Governance Committee and Board as a whole.

Other Board Committees

The Board currently has the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as their only standing committees.

Assessments

The Board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board's execution of its responsibilities. The review has regard to the mandate or charter of the Board or committee and identifies any areas where the directors or management believe that the Board could make a better collective contribution to overseeing the affairs of the Company. The Board is also responsible for regularly assessing the effectiveness and contribution of the individual directors, having regard to the competencies and skills each director is expected to bring to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Board is concerned that imposing inflexible director term limits or mandatory retirement ages would discount the value of experience of the Company's history and culture and the importance of continuity and risk the loss of key directors. The Board has therefore elected not to adopt term limits or mandatory retirement policies, but rather relies on the collective experience and judgement of its members to determine when changes in the Board are appropriate. Shareholder feedback and voting results are also considered by the Board in this regard.

Diversity Policy

The members of the Board have diverse backgrounds and expertise and were selected with the belief that the Company and its stakeholders would benefit from such a broad range of talent and experience. The Board considers merit as the key requirement for board appointments. The Company has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of Management in discussion with directors prior to proposing nominees to the Nominating and Corporate Governance Committee and to the Board as a whole for consideration.

Board Diversity Matrix

Board Diversity Matrix - Frontier Nuclear and Minerals Inc.
Country of Principal Executive Offices					Canada
Foreign Private Issuer					Yes
Disclosure Prohibited under Home Country Law					No
	As of June 30, 2024				As of April 7, 2025
Total Number of Directors	5				5
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0	0	6	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	5				6

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Nominating and Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge of uranium and critical minerals exploration and development, the nuclear fuel cycle, or other areas (such as finance) as desired at that particular time by the Company, the Board and its committees. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board's breadth of experience.

Company's Targets for Women on the Board and in Executive Officer Positions

Diversity including gender, age, nationality, cultural and educational background, business knowledge and other experience, are among the factors that the Nominating and Corporate Governance Committee considers in identifying and selecting candidates for the Board and executive positions. These diverse skills and backgrounds help to create a business environment that contains a range of diverse perspectives and is an environment in which all employees and directors are treated with fairness and respect and have equal access to opportunities for advancement based on skills and aptitude. As a result, the Company has not adopted targets based on any specific area of diversity and does not yet set targets for women on the Board or in executive officer positions.

Currently, none of the members of the Board nor any of the executive officers of the Company is a woman.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular and to the knowledge of Management, no members of Management, no Proposed Nominee or any associate or affiliate of any Management member or Proposed Nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed financial year. During the financial year ending June 30, 2025, Directors were compensated for their participation on the Board as set out forth in the table below

Other than as disclosed elsewhere in this Circular, and to the knowledge of Management, no informed person of the Company (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations), no Proposed Nominee, and no associate or affiliate of any informed person or Proposed Nominee, has or has had any material interest, direct or indirect, in any transaction during the financial year ending June 30, 2025, being the commencement of the Company's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS

The Management is not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Circular.

ADDITIONAL INFORMATION

Additional company information is available on EDGAR at https://www.sec.gov/edgar/searchedgar/companysearch.  Shareholders may request copies of the Company's financial statements as at and for the financial year ended June 30, 2025 free of charge by contacting Frank Wheatley, the Company's Chief Executive Officer via email at fw@frontiernuclear.com or by telephone at 204-815-5806. Financial information is provided in the Company's comparative financial statements for its most recently completed financial year ended June 30, 2025.

SOURCES OF INFORMATION

Unless otherwise noted, the information concerning the Company contained in this Circular has been taken from or is based upon documents or records that Management has access to or knowledge of as a result of their position as shareholders, directors and/or officers of the Company.

Although Management has no knowledge that would indicate that any statements contained therein are untrue or incomplete, they do not assume any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose material information which may affect the significance or accuracy of such information.

APPROVAL AND CERTIFICATION

The contents of this Circular and the sending thereof to the Shareholders, directors and auditor of the Company have been approved by the Board.

DATED July 24, 2026.

/s/ "Nachum Labkowski"
Nachum Labkowski Chairman of the Board

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Amended and Restated - October 20, 2021

Purpose

The overall purpose of the Audit Committee (the "Committee") of FRONTIER NUCLEAR AND MINERALS INC. (the "Company") represent and assist the Board of Directors (the "Board") in its general oversight of the Company's accounting and financial reporting processes, audits of the financial statements, and internal control and audit functions. Management is responsible for (a) the preparation, presentation and integrity of the Company's financial statements; (b) accounting and financial reporting principles; and (c) the Company's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. The Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this Charter, receives information and provides advice, counsel and general direction, as it deems appropriate, to management and the auditors, taking into account the information it receives, discussions with the auditor, and the experience of the Committee's members in business, financial and accounting matters.

Composition, Procedures and Organization

(1) Membership and Structure. The Committee shall consist of at least three directors.

(2) Qualifications. All Committee members shall meet all applicable independence requirements of the rules of the Nasdaq Stock Market and any successor thereto ("Nasdaq") and of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided in Rule 10A-3(c) under the Exchange Act, and other applicable rules and regulations of the SEC. Additionally, after listing on Nasdaq, no member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three (3) years. All members of the Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

(3) Chairman.  Unless the Chairman of the Committee (the "Chairman") is elected by the full Board, the Committee members may designate a Chairman .

(4) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(5) Resignation, Removal and Replacement.  Any director may resign from the Committee at any time upon notice of such resignation to the Company. An independent director who ceases to be independent shall promptly resign to the extent required for the Company to comply with applicable laws, rules and regulations.  The Board shall have the power at any time to remove a member of the Committee with or without cause, to fill all vacancies, and to designate alternate members, upon the recommendation of the Committee, to replace any absent or disqualified members.

(6) Financial Expert.  As a matter of best practices, the Committee will endeavor to have at least one of its members with the requisite qualifications to be designated by the Board as an "audit committee financial expert," as such term is defined by Item 407(d)(5) of Regulation S-K. The Committee shall report to the Board for further action as appropriate, including, but not limited to, a determination by the Board that the Committee membership includes or does not include one or more "audit committee financial experts" and any related disclosure to be made concerning this matter. The designation of a member of the Committee as an "audit committee financial expert" will not increase the duties, obligations or liability of the designee as compared to the duties, obligations and liability imposed on the designee as a member of the Committee and of the Board.

(7) The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(8) The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(9) Meetings of the Committee shall be conducted as follows:

(A) meetings of the Committee shall be held in person or telephonically as frequently as the Committee Chairman, considers appropriate but it shall normally meet at least twice a year. Normally not less than 72  hours' notice of a meeting should be allowed to enable the Committee to undertake as full a discussion as may be required and a sufficient interval should be allowed between Committee meetings and Board meetings to allow for the Committee to undertake such work as is necessary in preparation for each Committee meeting. Further meetings may be called by the Committee Chairman or any member of the Committee t, the external auditors and executives to keep in touch on a continuing basis with the key people involved in the Company's governance. The Audit Committee may take action by unanimous written consent in lieu of meeting.

(B) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(C) the Committee shall regularly invite the CFO, managers responsible for finance and the external audit partners to attend meetings and to make proposals as necessary;

(D) management representatives may be invited to attend all meetings except private sessions with the external auditors;

(E) the Committee will cause adequate minutes of all its proceedings to be kept, and will report on its actions and activities at the next regular meeting of the Board of the Company. The Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent; and

(F) the minutes of all meetings of the Committee, or summaries thereof, shall be circulated promptly to all members of the Committee and to the Chairman for review and approval and shall thereafter be circulated to the remaining members of the Board.

(10) The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

(11) Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among its number. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the above, each member of the Committee shall hold office as such until the next Annual General Meeting of the Shareholders after his/her election.

(12) The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board of the Company.

(13) The Committee is authorized to adopt its own rules of procedure not inconsistent with any provision of this Charter, the Articles of Incorporation, as amended by the Articles of Amendment of the Company, or any applicable law.

(14) The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Roles and Responsibilities

(1) The overall duties and responsibilities of the Committee shall be as follows:

(A) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(B) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(C) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(D) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(A) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(B) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(C) review the audit plan of the external auditors prior to the commencement of the audit;

(D) approve in advance, provision by the external auditors of services other than auditing;

(E) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Company's financial and auditing personnel;

(iv) co-operation received from the Company's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Company;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(F) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;

(G) review and discuss with the independent auditor the written statement from the independent auditor concerning any relationship between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assess the independence of the auditor;

(H) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

(I) review any significant disagreements between management and the external auditor regarding financial reporting.

(3) The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(A) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(B) review and approve the internal audit plan; and

(C) review significant internal audit findings and recommendations, and management's response thereto.

(4) The duties and responsibilities of the Committee as they relate to the internal control procedures of the  Company are to:

(A) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(B) obtain and review annually a report by the independent auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(C) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(D) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(5) The Committee is also charged with the responsibility to:

(A) review and approve related-party transactions (as defined in Item 404 of Regulation S-K);

(B) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(C) review and approve the financial sections of:

(i) the annual report to Shareholders;

(ii) the annual information form, if required;

(iii) annual and interim MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company; and

(vi) other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(D) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(E) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(F) review and report on the integrity of the Company's consolidated financial statements;

(G) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(H) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(I) review and recommend updates to the charter and receive approval of changes from the Board;

(J) review the minutes of any audit committee meeting of subsidiary companies;

(K) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(L) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(M) establish policies for the hiring of employees and former employees of the independent auditor;

(N) prepare any report of the Audit Committee, including any recommendation of the Audit Committee, required by the rules of the Securities and Exchange Commission or any exchange on which the Company's securities are listed to be included in any annual report or for any annual or other meeting of shareholders;

(O) periodically review with the Company's in-house and independent counsel any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations, and any material reports or inquiries received from regulators or governmental agencies;

(P) review and approve the Company's Code of Ethics, as it may be amended and updated from time to time, and ensure that management has implemented a compliance program to enforce such Code (which shall include reporting of violations of such Code to the Audit Committee;

(Q) review reported violations of the Company's Code of Ethics;

(R) review and approve (a) any change or waiver in the Company's Code of Ethics for principal executives and senior financial officers and (b) any disclosures made on the Company's filings with the Securities and Exchange Commission regarding such change or waiver;

(S) engage in an annual self-assessment with the goal of continuing improvement, and annually review and reassess the adequacy of this Charter, and recommend any changes to the full Board of Directors;

(T) review the use of auditors other than the independent auditor in cases such as management's request for second opinions;

(U) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(V) perform other functions as requested by the full Board.

(6) The Committee shall have the authority:

(A) to engage independent counsel and other advisors as it determines necessary to carry out its duties, The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee shall have sole authority to approve related fees and retention terms. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications;

(B) to set and pay the compensation for any advisors employed by the Committee; and

(C) to communicate directly with the internal and external auditors.

Adopted, as amended and restated, by the Board of Directors on October 20, 2021